FINTOR ASSETS, LLC

10661 Johansen Dr.

Cupertino, CA 95014

July 20, 2022

VIA EDGAR

United States Security and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Fintor Assets, LLC Offering Statement on Form 1-A File No. 024-11917

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Fintor Assets, LLC (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Thursday July 21, 2022, or as soon thereafter as is practicable.

We request that we be notified of such qualification by a telephone call or email to our legal counsel, Daniel McAvoy, by phone at 212-413-2844 or by email at dmcavoy@polsinelli.com.

Sincerely

Fintor Assets, LLC

By: Fintor, Inc., its Manager

By:	/s/ Farshad Yousufi
Name:	Farshad Yousufi
Title:	Chief Executive Officer